Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 12, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 12, 2026, The Nasdaq Stock Market (the "Exchange") received from Pono Capital Four, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share and one right to receive one-fifth of one Class A Ordinary Share

Class A Ordinary Shares, par value $0.0001 per share

Share Rights to receive one-fifth of one
Class A Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi